

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2022

Roger Hamilton
Chief Executive Officer
Genius Group Ltd.
8 Amoy Street, #01-01
Singapore 049950

  Re: Genius Group Ltd.
    Amendment No. 5 to Registration Statement on Form F-1
    Filed January 25, 2022
    File No. 333-257700

Dear Mr. Hamilton:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1 Filed January 25, 2022

Cover Page

1. We note your amended disclosure in response to comment 1, and reissue the comment in part. In this regard, reference is made to the graphic presented on page 143. Where the graphic implies that you cover education from "Prep 0-7" through "Mentor 18-100+," please revise the graphic, as you have in a similar graphic on the inside of your registration statement cover page, to include the number of students enrolled at each of these levels, the number of students that are paying students, the businesses which include such students, the location of these businesses, and their contribution to overall revenue. For example, for "Prep 0-7" indicate that this subset is covered by Education Angels, which operates only in New Zealand, specify the number of students at ages 0-7, and

indicate the percentage of revenue that comes from this subset. As requested in comment 1, please also include similar revisions elsewhere, such as on page 124 of your Business section where you discuss accredited courses, global faculty, and a "100 Year Curriculum."

Prospectus Summary, page 4

2.   We note your amended disclosure in response to comment 3, and reissue the comment in part. To provide additional context for investors, please revise the disclosure in the beginning of your prospectus summary to include the graphic titled "Our Genius Group Companies" that you have included on the inside of your registration statement cover page and page 130 of your Business section. In addition, where you disclose that PIN is the only IPO acquisition company that has started using the GeniusU Edtech platform on pages 16 and 143, please also to disclose when you expect to integrate your education tools and entrepreneur programs into the businesses of the IPO acquisition companies that do not currently use such tools or programs. Lastly, please revise to include the "Our Revenue Growth" and "Our Financial Growth" graphics in your prospectus summary, which were previously included here, but recently moved to the inside of the registration statement cover page.

3.   We note your discussions of the number of students enrolled, number of paying students, the businesses which include such students and their contribution to overall revenue relating to "PRIMARY - 6 to 14 years old" and "SECONDARY - 12 to 18 years old" on pages 16 and 143. Please revise to separately quantify and clarify how E-Square's number of students enrolled, number of paying students, and its overall revenue contributes to each of these levels. In this regard, it is unclear how E-Square can contribute "relative revenue and student size" to your "SECONDARY - 12 to 18 years old" level, if all of its revenue and paying students is related to the "PRIMARY - 6 to 14 years old" level.

Risk Factors
Risks Related to Our Business and Industry (All Group Companies), page 30

4.   We note your amended disclosure in response to comment 5, and reissue the comment in part. In this regard, we note that your risk factor disclosure in the "Risks Related to Our Business and Industry (All Group Companies)" section continues to focus on GeniusU, your Edtech platform, and the Pre-IPO Group. For instance, your risk factor disclosure on page 30 states that, "In each of 2019 and 2020, and the six months ended June 30, 2021 and June 30, 2020, over 90% of our revenues were generated from operations outside of the United States." However, this does not appear to take into account the IPO Acquisition companies contribution to your revenues given, for instance, 41% of your pro forma Group revenue in 2020 was generated from UAV's operations in the state of California. Please revise your risk factor disclosure in this section to not only disclose risks that are specific to the Pre-IPO Group and your GeniusU Edtech platform, but also risks related to all of the IPO Acquisition companies included in the Group.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The Impact of the COVID-19 Pandemic on Operations, page 85

5.   We note your amended disclosure in response to comment 9, and we reissue in part. Please revise to discuss how the effects your IPO Acquisition companies have experienced from the pandemic has or will impact their ability to contribute to your digital education revenue, as you have with respect to the companies in the Pre-IPO Group.

6.   You disclose on page 85 that, "The four IPO Acquisitions were also impacted by COVID-19. Each company, however, was able to maintain or grow their revenues during this period." Please reconcile this disclosure with your disclosure in the paragraph immediately following, which indicates that UAV experienced a 16% decline in revenue in 2020 and a 23% decrease in revenue for the six months ended June 30, 2021 as a result of the pandemic.

Results of Operations
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020 (Income Statement), page 100

7.   We note your revised disclosures in response to comment 11, and that UAV's decline in revenues was largely due to "uncertainties" of students to be able to enroll and complete the semester due to the prolonged lock down in the first half of 2021. Please explain what is meant by "uncertainties," and whether this means that students disenrolled or otherwise decided not to attend.

Credit Facility, page 114

8.   We note your amended disclosure in response to comment 12, and reissue the comment in part. Please revise to disclose the amounts outstanding under UAV's two bank notes payable.

Genius Group Limited and Subsidiaries Consolidated Financial Statements
Note 4. Business Combinations, page F-23

9.   We note your response to prior comment 16. Please revise your disclosure to bridge the difference between the amounts in your disclosure in your notes to the financial statements and the amounts presented on your financial statements. Your revised disclosure should be presented in a level of detail consistent with your response to comment 16.

Exhibits

10.   Refer to Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm. Please revise the consent of Marcum LLP so it references the correct dual dating of its report on the audited financial statements of the Genesis Group Limited and Subsidiaries included on page F-3 of the registration statement.

You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin S. Reichel